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                                                                       EXHIBIT 2




                                 March 28, 1994


Grubb & Ellis Company
One Montgomery Street
Telesis Tower
San Francisco, CA  94104

Attention:       Robert J. Hanlon, Jr.
                 Chief Financial Officer

Re:      NOTE AGREEMENT WAIVER

Ladies and Gentlemen:

Reference is made to the Senior Note, Subordinated Note and Revolving
Credit Note Agreement between Grubb & Ellis Company (the "Company") and The Prudential Insurance Company of America ("Prudential"), dated as of November 2, 1992, as amended (the "Agreement"), pursuant to which the Company issued and sold and Prudential purchased (i) the Company's 9.9% senior notes in the aggregate principal amount of $10,000,000 due November 1, 1996 (the "Senior Note") and (ii) the Company's 10.65% subordinated payment-in-kind notes in the aggregate principal amount of $10,000,000, due December 31, 1999 (the "PIK Note"); and pursuant to which Prudential agreed to make available to the Company Revolving Loans not exceeding an aggregate principal amount of $5,000,000 at any one time outstanding represented by the revolving note (the "Revolving Note" and together with the Senior Note and the PIK Note, the "Prudential Notes").

Pursuant to the request of the Company and the provisions of paragraph 12C of the Agreement:

         a) compliance with the working capital ratio requirement set forth in paragraph 6A of the Agreement is hereby waived by Prudential as of December 31, 1993 with respect to the quarter then ended;


         b) notwithstanding anything to the contrary in paragraphs 6C(1), 6C(2), 6C(3) and 6E of the Agreement, in connection with the sale of certain assets of the Company's real estate advisory business to JMB Institutional Realty Advisers, L.P. ("JMB"), Prudential hereby consents to the acquisition by Grubb & Ellis Institutional Properties, Inc., a Restricted Subsidiary as defined in the Agreement, of real property

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consisting of land and an 18,000-rentable square foot industrial building commonly referred to as 1417 Chattahoochee Avenue, Atlanta, Georgia from JMB Industrial Properties Fund, a California limited partnership, and the assumption of indebtedness secured by the property in the amount of approximately $385,000. The purchase price was $410,000, which was paid through reduction in the sales price of the advisory assets sold to JMB. JMB Industrial Properties Fund was originally named Grubb & Ellis Industrial Properties Fund, a California limited partnership previously sponsored by the Company. JMB replaced Grubb & Ellis Institutional Properties, Inc. as general partner of the partnership;

         c) notwithstanding anything to the contrary in paragraphs 6C(1), 6C(2), 6C(3) and 6E or any other provision of the Agreement, Prudential hereby consents to the investment by the Company in DW Limited Partnership in January 1990, accompanied by incurrence of indebtedness of $250,000 secured by a demand promissory note dated January 8, 1990;

         d) paragraph 6C(6) of the Agreement shall be amended to read in its entirety as follows:

         "6C.(6) SALE OF ASSETS - Transfer, sell or otherwise dispose of assets of the Company (including, without limitation, capital stock of or Indebtedness owned by a Restricted Subsidiary to the Company or another Restricted Subsidiary) other than (i) assets transferred, sold or otherwise disposed of in the ordinary course of business, including any assets which are obsolete or worn out or which are replaced within three months of sale by assets of at least the equivalent market value, (ii) equipment being sold, leased, transferred or otherwise disposed of which the Company determines is no longer required by it in conducting its business so long as replacements are obtained for such equipment within three months of at least the equivalent market value, (iii) assets (other than those described in clauses (i) or
         (ii)) having a fair market value of up to $5,000,000 in the aggregate and (iv) assets (other than those described in clauses (i) or (ii) having a fair market value above $5,000,000 in the aggregate so long as the Company prepays its obligations hereunder and under the Notes pursuant to Paragraph 4D, except that any Restricted Subsidiary may at any time transfer assets to a wholly owned Restricted Subsidiary of the Company; provided, however, that (A) no assets may be disposed of pursuant to clause (iv) at a time when an Event of Default has occurred and is continuing and (B) in no event shall the Company permit the sale of its name, its trademark, its logo or any other significant intangible assets, except in connection with a permitted sale of a Subsidiary or division;"
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         It is Prudential's understanding that as of December 31, 1993, the
Company had sold assets pursuant to paragraph 6C(6) for net proceeds totalling $3,162,937 in the aggregate.

         (e) notwithstanding anything to the contrary in paragraph 5D, paragraph 6C or the extension of credit by Warburg, Pincus Investors, L.P, ("Warburg") to the Company and the other transactions contemplated by or permitted pursuant to the Loan and Security Agreement dated as of the date hereof, between the Company and Warburg, as amended (the "Warburg Loan Agreement") and the related Loan Documents (as defined therein). As collateral for the extensions of credit of Warburg referred to above, as well as the Senior Note and the Revolving Note, the Company will establish a cash collateral account pursuant to the Cash Collateral Account Agreement dated as of the date hereof, among the Company, Prudential, Warburg, and Bank of American NT & SA, in which Prudential will have a security interest subordinated to that of Warburg; and

          f)      notwithstanding anything to the
contrary in the Agreement or its related documents, Prudential agrees to excuse performance under the following paragraphs of the Agreement until the earlier of (A) execution by the Company of a definitive amendment to the Agreement upon the terms set forth in the term sheet related to the Warburg Loan Agreement or
(B) December 31, 1994 (the "Final Waiver Date"): paragraph 2, with respect to any obligation to repay or prepay principal under any of the Prudential Notes; paragraph 6A; paragraph 6D; paragraph 6E; and paragraph 6G. The Company's failure to comply with any of these specified paragraphs will not give rise to a Default or an Event of Default under the Agreement prior to the Final Waiver Date.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterparts of this letter and return the same to the undersigned, whereupon this letter shall become a binding agreement between the Company and Prudential,
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amending the Agreement in the manner and to the extent hereinabove provided.

                                     Very truly yours,

                                     THE PRUDENTIAL INSURANCE COMPANY OF AMERICA



                                     By: /s/JOHN P. MULLMAN
                                         ____________________________________
                                             Vice President


The foregoing is hereby
accepted as of the date
first above written

GRUBB & ELLIS COMPANY


By:  /s/ROBERT J. HANLON, JR.
     ________________________
     Chief Financial Officer